PSI TECHNOLOGIES HOLDINGS, INC.
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 9)

Under the Securities Exchange Act of 1934

PSi Technologies Holdings, Inc.

(Name of Issuer)

Common Shares, par value 1 2/3 Philippine Pesos per share

(Title of Class of Securities)

74438Q 10 9

(CUSIP Number)

c/o Merrill Lynch Global Emerging Markets Partners, L.P.
4 World Financial Center
North Tower
New York, NY 10080
Telephone: (212) 449-1000

With a copy to:
Frank J. Marinaro, Esq.
Merrill Lynch & Co., Inc.
4 World Financial Center
North Tower
New York, NY 10080
Telephone: (212) 449-1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

August 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-1(f) or 13d-l(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.  See Section 240.13d-7(b) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Note).

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 3 of 24 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Global Emerging Markets Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 26,574,374*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 26,574,374*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,574,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.4%*
14		TYPE OF REPORTING PERSON PN

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 4 of 24 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Global Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 26,574,374*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 26,574,374*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,574,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.4%*
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 5 of 24 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Global Private Equity, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 26,574,374*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 26,574,374*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,574,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.4%*
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 6 of 24 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ML IBK Positions, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 26,574,374*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 26,574,374*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,574,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.4%*
14		TYPE OF REPORTING PERSON CO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 7 of 24 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 26,574,374*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 26,574,374*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,574,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.4%*
14		TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 8 of 24 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch & Co., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 26,574,374*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 26,574,374*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 26,574,374*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.4%*
14		TYPE OF REPORTING PERSON HC, CO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 9 of 24 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Global Emerging Markets Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 17,477,009*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 17,477,009*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,477,009*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%*
14		TYPE OF REPORTING PERSON OO

SCHEDULE 13D/A

CUSIP No. 74438Q 10 9	Page 10 of 24 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Merrill Lynch Global Emerging Markets Partners II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS 00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) Not Applicable	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Not Applicable
	8	SHARED VOTING POWER 17,477,009*
	9	SOLE DISPOSITIVE POWER Not Applicable
	10	SHARED DISPOSITIVE POWER 17,477,009*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,477,009*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES Not Applicable	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.8%*
14		TYPE OF REPORTING PERSON OO

* Includes (i) 17,477,009 shares of common stock of the Issuer issuable pursuant to the terms of the $7.0 million aggregate principal amount 10.00% Exchangeable Senior Subordinate Note, dated June 2, 2005, between PSi Technologies, Inc. and Merrill Lynch Global Emerging Markets Partners, LLC and the Note (as defined below) within 60 days of the date of this filing, representing 56.8% of the currently outstanding common stock of the Issuer and assuming the issuance of such 17,477,009 shares of common stock and (ii) 1,955,741 shares of common stock of the Issuer owned by Greathill Pte. Ltd and for which Greathill Pte. Ltd has granted Merrill Lynch Global Emerging Markets Partners, LLC a proxy with respect to certain matters and under certain circumstances as more fully described herein.

This Amendment No. 9 to Schedule 13D (this “Ninth Amendment”) amends and supplements the Schedule 13D (the “Schedule 13D”), Amendment No. 1 to the Schedule 13D (the “First Amendment”), Amendment No. 2 to the Schedule 13D (the “Second Amendment”), Amendment No. 3 to the Schedule 13D (the “Third Amendment”), Amendment No. 4 to the Schedule 13D (the “Fourth Amendment”), Amendment No. 5 to the Schedule 13D (the “Fifth Amendment”), Amendment No. 6 to the Schedule 13D (the “Sixth Amendment”), Amendment No. 7 to the Schedule 13D (the “Seventh Amendment”) and Amendment No. 8 to the Schedule 13D (the “Eighth Amendment”) filed by the parties with the Securities and Exchange Commission (the “Commission”) on June 7, 2001, June 16, 2003, July 11, 2003, June 3, 2005, January 5, 2007, July 3, 2007, January 4, 2008, May 30, 2008 and August 5, 2008, respectively. Except as specifically amended below, all other provisions of the Schedule 13D, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment and the Eighth Amendment remain in effect.

Item 2.	Identity and Background.

The following paragraphs amend and supplement Item 2:

This Ninth Amendment is being filed jointly by the parties to the Schedule 13D, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment and the Eighth Amendment.

Appendix B is amended to include the following information with respect to the executive officers and directors of the parties jointly filing the Schedule 13D:

(a)	name;

(b)	business address (or residence where indicated);

(c)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(d)	citizenship.

Except as described below, during the last five years, none of the Reporting Persons, nor, to the knowledge of each of the Reporting Persons, any of the persons listed on Appendix A or Appendix B hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

In July 2007, the CFTC found that on certain occasions from 2001 to 2005 Merrill Lynch Alternative Investments (“MLAI”) violated CFTC Regulation 4.22(c) by failing to timely file commodity pool annual reports with the National Futures Association and to timely distribute such reports to pool participants. Without admitting or denying the allegations, MLAI agreed to a cease-and-desist order and paid a fine in the amount of $500,000.

As part of a settlement relating to managing auctions for auction rate securities (“ARS”), the Commission accepted the offers of settlement of 15 broker-dealer firms, including Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”), and issued a settlement order on May 31, 2006. The Commission found, and MLPF&S neither admitted nor denied, that respondents (including MLPF&S) violated section 17(a)(2) of the Securities Act of 1933 by managing auctions for ARS in ways that were not adequately disclosed or that did not conform to disclosed procedures. MLPF&S consented to a cease and desist order, a censure, a civil money penalty, and compliance with certain undertakings.

On August 21, 2008, Merrill Lynch & Co., Inc. reached an agreement in principle with the New York attorney general, state securities regulators, and the staff of the U.S. Securities and Exchange Commission relating to ARS.  Without admitting or denying wrongdoing, Merrill Lynch & Co., Inc. agreed to accelerate a previously announced offer to purchase ARS from retail clients, use best efforts to provide liquidity solutions for institutional holders of ARS, pay a civil money penalty, and compensate other eligible clients who purchased ARS and sold them at a loss.

On March 13, 2006, MLPF&S entered into a settlement with the Commission whereby the Commission alleged, and MLPF&S neither admitted nor denied, that MLPF&S failed to furnish promptly to representatives of the Commission electronic mail communications (“e-mails”) as required under Section 17(a) of the Exchange Act and Rule 17a-4(j) thereunder. The Commission also alleged, and MLPF&S neither admitted nor denied, that MLPF&S failed to retain certain e-mails related to its business as such in violation of Section 17(a) of the Exchange Act and Rule 17a-4(b)(4) thereunder. Pursuant to the terms of the settlement, MLPF&S consented to a cease and desist order, a censure, a civil money penalty of $2,500,000, and compliance with certain undertakings relating to the retention of e-mails and the prompt production of e-mails to the Commission.

In March 2005, Merrill Lynch & Co., Inc. and certain of its affiliates (Merrill Lynch & Co., Inc. and its affiliates collectively, “Merrill Lynch”) reached agreements with the State of New Jersey and the New York Stock Exchange (the “NYSE”) and reached an agreement in principle with the State of Connecticut pursuant to which Merrill Lynch, without admitting or denying the allegations, consented to a settlement that included findings that it failed to maintain certain books and records and to reasonably supervise a team of former financial analysts (“FAs”) who facilitated improper market timing by a hedge fund client. Merrill Lynch terminated the FAs in October 2003, brought the matter to the attention of regulators, and cooperated fully in the regulators’ review. The settlement will result in aggregate payments of $13.5 million.

In March 2005, Merrill Lynch reached an agreement in principle with the NYSE pursuant to which Merrill Lynch, without admitting or denying the allegations, later consented to a settlement that included findings with regard to certain matters relating to the failure to deliver prospectuses for certain auction rate preferred shares and open-end mutual funds; the failure to deliver product descriptions with regard to certain exchange-traded funds; the failure to ensure that proper registration qualifications were obtained for certain personnel; issues with regard to the retention, retrieval and review of e-mails; isolated lapses in branch office supervision; late reporting of certain events such as customer complaints and arbitrations; the failure to report certain complaints in quarterly reports to the NYSE due to a systems error; and partial non-compliance with Continuing Education requirements. The settlement resulted in a payment of $10 million to the NYSE.

On November 3, 2004, a jury in Houston, Texas convicted four former Merrill Lynch employees of criminal misconduct in connection with a Nigerian barge transaction that the government alleged helped Enron inflate its 1999 earnings by $12 million. The jury also found that the transaction led to investor losses of $13.7 million. Those convictions were reversed by a federal appellate court on August 1, 2006, except for one conviction against one employee based on perjury and obstruction of justice. The government has appealed the reversals. In 2003, Merrill Lynch agreed to pay $80 million to settle Commission charges that it aided and abetted Enron's fraud by engaging in two improper year-end transactions in 1999, including the Nigerian barge transaction. The $80 million paid in connection with the settlement with the Commission will be made available to settle investor claims. In September 2003, the United States Department of Justice agreed not to prosecute Merrill Lynch for crimes that may have been committed by its former employees related to certain transactions with Enron, subject to certain understandings, including Merrill Lynch’s continued cooperation with the Department, its acceptance of responsibility for conduct of its former employees, and its agreement to adopt and implement new policies and procedures related to the integrity of client and counter-party financial statements, complex structured finance transactions and year-end transactions.

On or about June 27, 2003, the Attorney General for the State of West Virginia brought an action against the defendants that participated in the April 28, 2003, settlement described below.  The action, filed in the West Virginia State Court, alleged that the defendants’ research practices violated the West Virginia Consumer Credit and Protection Act.  On

September 16, 2005, the Circuit Court of Marshall County, West Virginia, dismissed the case, following an earlier decision by the West Virginia Supreme Court holding that the West Virginia Attorney General lacked authority to bring the claims.  On April 28, 2003, the Commission, NYSE, National Association of Securities Dealers, and state securities regulators announced that the settlements-in-principle that the regulators had disclosed on December 20, 2002, had been reduced to final settlements with regard to ten securities firms, including Merrill Lynch.  On October 31, 2003, the United States District Court for the Southern District of New York entered final judgments in connection with the April 28, 2003 research settlements.  The final settlements pertaining to Merrill Lynch, which involved both monetary and non-monetary relief, brought to a conclusion the regulatory actions against Merrill Lynch related to its research practices.  Merrill Lynch entered into these settlements without admitting or denying the allegations and findings by the regulators, and the settlements did not establish wrongdoing or liability for purposes of any other proceedings.

For further information, reference is made to the Form ADV of Merrill Lynch on file with, and publicly available on the website of, the Commission.

Item 4.	Purpose of Transaction

The following paragraphs amend and supplement Item 4:

On July 3, 2003, PSi Technologies, Inc. (“PSi Technologies”) issued to Merrill Lynch Global Emerging Markets Partners, LLC (“MLGEMP LLC”) a $4.0 million aggregate principal amount 10% Senior Subordinated Note (the “Note”).  On August 15, 2008, MLGEMP LLC and PSi Technologies entered into the Third Amendment to Exchangeable Senior Subordinate Note (the “Third Amended Note”) pursuant to which the maturity date of the Note was changed from August 15, 2008 to June 1, 2009, among other things.

On August 15, 2008, MLGEMP LLC, PSi Technologies Holdings, Inc. (the “Issuer”) and PSi Technologies entered into an Amended and Restated Exchange Agreement (the “Amended Exchange Agreement”) which amended and restated the Exchange Agreement, dated July 3, 2003, among MLGEMP LLC, the Issuer and PSi Technologies.  Under the Amended Exchange Agreement, the Issuer granted MLGEMP LLC an irrevocable right to exchange all or part of the Note for shares of common stock of the Issuer (the “Exchange Right”) at a per share price of $0.2682 (the “Note Exercise Price”).  MLGEMP LLC may also, in its sole discretion, elect to replace all of its Exchange Rights with the right (the “Mandatory Issuance Right”) to assign a portion or all of the Notes to the Issuer and subscribe for shares of common stock (the “Mandatory Issuance”) at a price per share equal to the then par value of one share of common stock of the Issuer.  If MLGEMP LLC exercises its Mandatory Issuance Rights, the number of shares of common stock of the Issuer to be issued to MLGEMP LLC shall be determined by dividing the aggregate principal amount of the Note then outstanding by the Note Exercise Price then in effect.  The Note Exercise Price is also subject to anti-dilution adjustments as stated in the Amended Exchange Agreement, which take effect if the Issuer issues or sells common stock or Common Stock Equivalent (as defined in the Amended Exchange Agreement) without consideration or at a price per share less then their current market price while an Exchange Right or Mandatory Issuance Right is outstanding.  Under the Amended Exchange Agreement, the Issuer will, at all times, reserve and keep available out of its authorized but unissued shares of common stock for the purpose of issuance upon exchange of the Notes or pursuant to a Mandatory Issuance, the lesser of (a) such number of shares of common stock as are issuable upon the exchange of all the then outstanding Notes and pursuant to a Mandatory Issuance and (b) all of its then authorized but unissued shares of common stock.  Because the Issuer does not currently have a sufficient amount of authorized but unissued shares of common stock to exchange the Notes, the Amended Exchange Agreement and the Exchange Agreement, dated as of June 2, 2005, among the Issuer, PSi Technologies and MLGEMP LLC (the “2005 Exchange Agreement”), the Issuer has agreed that at any time and from time to time, MLGEMP LLC may request that Issuer use its reasonable best efforts to increase the number of its authorized but unissued shares of common stock to a number of shares of common stock that is not greater than the number of shares of common stock that would be issuable (A) upon the exchange of all then outstanding Notes or pursuant to a Mandatory Issuance, in each case pursuant to the Amended Exchange Agreement, and (B) pursuant to the 2005 Exchange Agreement.  Following receipt of such request, the Issuer will use its reasonable best efforts to take all action necessary to increase its authorized but unissued shares of common stock accordingly as promptly as practicable thereafter and shall keep MLGEMP LLC reasonably informed with respect thereto.

On August 15, 2008, Merrill Lynch Global Emerging Markets Partners, L.P., (“MLGEMP LP”), MLGEMP LLC and Greathill Pte. Ltd (“GPL”), a wholly owned subsidiary of Primasia and Bridge No.1 Greater China Secondary Fund, L.P., and managed by Primasia Private Equity Management Limited, entered into a Consent and Agreement (the “Consent and Agreement”), pursuant to which GPL waived its consent rights under that certain Shareholders Agreement, among MLGEMP LP, GPL and other shareholders, dated May 29, 2001 (the “Shareholders Agreement”), with respect to the transactions contemplated by the Amended Exchange Agreement.  GPL beneficially own 1,955,741 shares of the Issuer (“GPL Shares”), pursuant to which GPL, with respect to the GPL Shares, grants to MLGEMP LLC an irrevocable proxy to vote the GPL Shares with respect to certain matters at any meeting of the shareholders of the Issuer.

On August 15, 2008, the Issuer, PSi Technologies and MLGEMP LLC, entered into a Waiver Agreement (the “Waiver Agreement”), pursuant to which MLGEMP LLC waives an event of default (“Event of Default”) that may arise as of the date thereof as a result of the Issuers’ failure to comply with Sections 4(a)(ii), Section 4(a)(iii) and Section 6(a) of the 2005 Exchange Agreement, upon entering into or performance of the Amended Exchange Agreement, but only to the extent such Event of Default relates to a deficiency in the number of shares of authorized but unissued common stock of the Issuer.

Except as set forth above, as of the date hereof, none of the reporting persons, or to the knowledge or belief of the reporting persons, any of the individuals listed in Appendix B, has any present plan or intention which relates to or would result in any of the actions set forth in parts (a) through (j) of Item 4 of Schedule 13D.

MLGEMP LLC from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities.  Based upon such review, and subject to the restrictions set forth in agreements it has entered into with PSi Technologies and the Issuer, MLGEMP LLC will take such actions in the future as MLGEMP LLC may deem appropriate in light of the circumstances existing from time to time.

The descriptions of the Third Amended Note, the Amended Exchange Agreement, the Consent and Agreement and the Waiver Agreement contained in this Ninth Amendment do not purport to be complete and are qualified by the complete text of the agreements filed as Exhibits to this Ninth Amendment.

Item 5.	Interest in Securities of the Issuer.

The following paragraphs amend and supplement Item 5:

PSi Technologies issued the Note to MLGEMP LLC on July 3, 2003.  Pursuant to the terms of the Note, the Issuer may elect to pay any of the accrued interest by adding it to the principal amount of the Note, as the Issuer has done on each June 30 and December 31 since June 30, 2005.  On August 15, 2008, MLGEMP LLC and PSi Technologies entered into the Third Amendment to Exchangeable Senior Subordinated Note pursuant to which the maturity date of the Note was changed from August 15, 2008 to June 1, 2009.  As of June 30, 2008, the interest accrued since December 31, 2007 was added to the principal amount of the Note and, on June 1, 2009, the maturity date of the Note, the interest accrued since June 30, 2008 will be added to the principal amount of the Note.  At such time, the aggregate principal amount of the Note and the interest accrued thereon will be approximately $6,111,772.  As of June 1, 2009, the Note will be exchangeable for approximately 21,827,757 shares of common stock of the Issuer.

MLGEMP LLC and GPL entered into the Consent and Agreement pursuant to which GPL waived its consent rights under the Shareholders Agreement, with respect to the transactions contemplated by the Amended Exchange Agreement and GPL granted to MLGEMP LLC an irrevocable proxy to vote the GPL Shares with respect to certain matters at any meeting of the shareholders of the Issuer.  As a result of such agreement, MLGEMP LLC and the other parties to the Schedule 13D, as amended, may be deemed to be members of a group and therefore, deemed to share the power to vote the GPL Shares.  MLGEMP LLC and each other person filing this Schedule 13D, as amended, disclaim beneficial ownership of the GPL shares.

Item 7.	Materials to be Filed as Exhibits

Exhibit	Description

99.1	Third Amendment to Exchangeable Senior Subordinated Note, dated August 15, 2008, by and among Merrill Lynch Global Emerging Markets Partners, LLC and PSi Technologies, Inc.

99.2	Amended and Restated Exchange Agreement, dated August 15, 2008, by and among PSi Technologies Holdings, Inc., PSi Technologies, Inc. and Merrill Lynch Global Emerging Markets Partners, LLC.

99.3	Consent and Agreement, dated August 15, 2008, by and among Merrill Lynch Global Emerging Markets Partners, L.P., Merrill Lynch Global Emerging Markets Partners, LLC and Greathill Pte. Ltd.

99.4	Waiver Agreement, dated August 15, 2008, by and among PSi Technologies, Inc., PSi Technologies Holdings, Inc. and Merrill Lynch Global Emerging Markets Partners, LLC.

99.5	Joint Filing Agreement dated as of August 26, 2008, among Merrill Lynch Global Emerging Markets Partners, LLC; Merrill

Lynch Global Emerging Markets Partners II, LLC; Merrill Lynch Global Emerging Markets Partners, L.P.; Merrill Lynch & Co., Inc.; Merrill Lynch Group, Inc.; ML IBK Positions, Inc.; Merrill Lynch Global Private Equity, Inc. and Merrill Lynch Global Capital, L.L.C.

99.6	Power of Attorney by and on behalf of Merrill Lynch Group, Inc.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Amendment is true, complete and correct.

Date:  August 26, 2008

MERRILL LYNCH GLOBAL EMERGING	MERRILL LYNCH & CO., INC.
MARKETS PARTNERS, LLC
By: /s/ Jonathan N. Santelli
By: Merrill Lynch Global Emerging	Name: Jonathan N. Santelli
Partners, L.P.,	Title: Assistant Secretary
as its Managing Member
MERRILL LYNCH GROUP, INC.
By: Merrill Lynch Global Capital L.L.C.,
as its General Partner	By: /s/ Jonathan N. Santelli
Name: Jonathan N. Santelli
By: Merrill Lynch Global Private Equity,	Title: Authorized Person*
Inc.,
as its Managing Member	ML IBK POSITIONS, INC.

By: /s/ Douglas P. Madden	By: /s/ Douglas P. Madden
Name: Douglas P. Madden	Name: Douglas P. Madden
Title: Assistant Secretary	Title: Assistant Secretary

MERRILL LYNCH GLOBAL EMERGING	MERRILL LYNCH GLOBAL PRIVATE
MARKETS PARTNERS II, LLC	EQUITY, INC.

By: Merrill Lynch Global Emerging	By: /s/ Douglas P. Madden
Partners, L.P.,	Name: Douglas P. Madden
as its Managing Member	Title: Assistant Secretary

By: Merrill Lynch Global Capital L.L.C.,	MERRILL LYNCH GLOBAL CAPITAL,
as its General Partner	L.L.C.

By: Merrill Lynch Global Private Equity,	By: Merrill Lynch Global Private Equity,
Inc.,	Inc.
as its Managing Member	Its Managing Member

By: /s/ Douglas P. Madden	By: /s/ Douglas P. Madden
Name: Douglas P. Madden	Name: Douglas P. Madden
Title: Assistant Secretary	Title: Assistant Secretary

MERRILL LYNCH GLOBAL EMERGING
MARKETS PARTNERS,
L.P.

By: Merrill Lynch Global Capital, L.L.C.
Its General Partner

By: Merrill Lynch Global Private Equity,
Inc.
Its Managing Member

By: /s/ Douglas P. Madden
Name: Douglas P. Madden
Title: Assistant Secretary

* See the Power of Attorney attached hereto as Exhibit 99.6.

APPENDIX A

CORPORATIONS, LIMITED PARTNERSHIP
AND LIMITED LIABILITY COMPANIES

The names and principal businesses of the reporting persons are set forth below.  Unless otherwise noted, the reporting persons have as the address of their principal business and office 4 World Financial Center, North Tower, New York, NY 10080.

NAME	PRINCIPAL BUSINESS

Merrill Lynch Global Emerging Markets Partners, L.P.	Investment partnership.

Merrill Lynch Global Capital, L.L.C.	Acts as general partner for an investment partnership.

Merrill Lynch Global Private Equity, Inc.	Acts as a manager of the affairs of the general partner in investment partnerships.

ML IBK Positions, Inc.	Holds proprietary investments for Merrill Lynch & Co., Inc.

Merrill Lynch Group, Inc.	Holding company.

Merrill Lynch & Co., Inc.	A holding company that, through its subsidiaries and affiliates, provides investment, financing, insurance and related services on a global basis.

Merrill Lynch Global Emerging Markets Partners, LLC	Investment Entity

Merrill Lynch Global Emerging Markets Partners II, LLC	Investment Entity

APPENDIX B

EXECUTIVE OFFICERS AND DIRECTORS

The names and principal occupations of each of the executive officers and directors of Merrill Lynch Global Private Equity, Inc., ML IBK Positions, Inc., Merrill Lynch Group, Inc. and Merrill Lynch & Co., Inc. are set forth below.  Unless otherwise noted, all of these persons are United States citizens, and have as their business address 4 World Financial Center, New York, NY 10080.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, LLC

Merrill Lynch Global Emerging Markets Partners, L.P. is the managing member of Merrill Lynch Global Emerging Markets Partners, LLC.  See Appendix A and the information set forth below with respect to Merrill Lynch Global Emerging Markets Partners, L.P.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS II, LLC

Merrill Lynch Global Emerging Markets Partners, L.P. is the managing member of Merrill Lynch Global Emerging Markets Partners II, LLC.  See Appendix A and the information set forth below with respect to Merrill Lynch Global Emerging Markets Partners, L.P.

MERRILL LYNCH GLOBAL EMERGING MARKETS PARTNERS, L.P.

Merrill Lynch Global Capital, L.L.C. is the general partner of Merrill Lynch Global Emerging Markets Partners, L.P.  See Appendix A and the information set forth below with respect to Merrill Lynch Global Capital, L.L.C.

MERRILL LYNCH GLOBAL CAPITAL, L.L.C.

Merrill Lynch Global Private Equity, Inc. is the managing member of Merrill Lynch Global Capital, L.L.C.  See Appendix A and the information set forth below with respect to Merrill Lynch Global Private Equity, Inc.

MERRILL LYNCH GLOBAL PRIVATE EQUITY, INC.

EXECUTIVE OFFICERS AND DIRECTORS	PRESENT PRINCIPAL OCCUPATION

Nathan C. Thorne Director, President	President, Global Private Equity

George A. Bitar Director, Managing Director	Managing Director, Global Private Equity

Guido Padovano Director, Managing Director Citizenship: Italy	Managing Director, Global Private Equity

Mandakini Puri Director, Managing Director	Senior Vice President, Global Private Equity

Brian A. Renaud Director, Managing Director	Managing Director, Global Private Equity

ML IBK POSITIONS, INC.

EXECUTIVE OFFICERS AND DIRECTORS	PRESENT PRINCIPAL OCCUPATION

Gary M. Carlin President	Managing Director, Corporate Finance

Nathan C. Thorne Director, Vice President	President, Global Private Equity

George A. Bitar Director, Vice President	Managing Director, Global Private Equity

John D. Fallon Director	Director, Global Asset Backed Finance

Martin J. McInerney Director, Vice President	Director, Global Principal Investments

Mandakini Puri Director, Vice President	Senior Vice President, Global Private Equity

Steven M. Glassman Director, Vice President	Managing Director, Global High Yield and Real Estate Finance

MERRILL LYNCH GROUP, INC.

EXECUTIVE OFFICERS AND DIRECTORS	PRESENT PRINCIPAL OCCUPATION

Richard B. Alsop Director and Vice President	Senior Vice President, Corporate Law

Marlene B. Debel Director	Managing Director, Global Treasury

D. Kevin Dolan Director, Chairman of the Board	Senior Vice President, Corporate Tax

Gary M. Carlin Director, President	Managing Director, Global Finance

MERRILL LYNCH & CO., INC.

EXECUTIVE OFFICERS AND DIRECTORS	PRESENT PRINCIPAL OCCUPATION

Rosemary T. Berkery Executive Officer	Executive Vice President; Vice Chairman; General Counsel

Carol T. Christ Director	President, Smith College c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Armando M. Codina Director	President and Chief Executive Officer of Flagler Development Group c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Virgis W. Colbert Director	Corporate Director c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Alberto Cribiore Director	Managing Principal, Brera Capital Partners c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Nelson Chai Executive Officer	Executive Vice President, Chief Financial Officer

John D. Finnegan Director	Chairman of the Board, President and Chief Executive Officer of The Chubb Corporation c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Gregory J. Fleming Executive Officer	President; Chief Operating Officer

Judith Mayhew Jonas Director Citizenship: United Kingdom	Corporate Director c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Robert J. McCann Executive Officer	Executive Vice President; President, Vice Chairman, Global Wealth Management

Thomas Montag Executive Officer	Executive Vice President, Head of Global Sales and Trading

Aulana L. Peters Director	Corporate Director c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Joseph W. Prueher Director	Corporate Director, Consulting Professor to the Stanford-Harvard Preventive Defense Project c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Ann N. Reese Director	Co-Founder and Co-Executive Director of the Center for Adoption Policy c/o Corporate Secretary’s Office 222 Broadway, 17th Floor New York, NY 10038

Charles O. Rossotti Director	Senior Advisor to The Carlyle Group c/o Corporate Secretary’s Office 222 Broadway, 17th Fl. New York, NY 10038

Thomas Sanzone Executive Officer	Executive Vice President, Chief Administrative Officer

John A. Thain Director and Executive Officer	Chairman of the Board and Chief Executive Officer